UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Camping World Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

13462K109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 13462K109	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,796,597 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,796,597 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,796,597 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	This total includes the 6,882,264 shares of Class A Common Stock, par value $0.01 per share, of the Issuer (“Class A Shares”) that would be issued in connection with a full redemption of the 6,882,264 Common LLC Units (“Common Units”) of CWGS Enterprises, LLC, a direct subsidiary of the Issuer, that are directly owned by CVRV Acquisition LLC and deemed to be beneficially owned by the Reporting Person. The Common Units are redeemable at the election of CVRV Acquisition LLC for newly-issued Class A Shares on a one-for-one basis. The Reporting Person may also be deemed to beneficially own 6,882,264 shares of Class B Common Stock, par value $0.0001 per share, of the Issuer (“Class B Shares”) that are directly owned by CVRV Acquisition LLC. The Class B Shares would be canceled upon a full redemption of the Common Units. Excluding Class A Shares that may be issued upon a redemption of the Common Units, the total number of Class A Shares deemed to be beneficially owned by the Reporting Person is 1,914,333 and the percentage of Class A Shares represented by such amount is 4.3%.

CUSIP No. 13462K109	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CVRV Acquisition LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,882,264 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,882,264 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,882,264 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.3% (2)
12.	TYPE OF REPORTING PERSON CO

(2)	This total represents the 6,882,264 Class A Shares that would be issued in connection with a full redemption of the 6,882,264 Common Units of CWGS Enterprises, LLC, a direct subsidiary of the Issuer, that are directly owned by the Reporting Person. The Common Units are redeemable at the election of the Reporting Person for newly-issued Class A Shares on a one-for-one basis. The Reporting Person also directly owns 6,882,264 Class B Shares. The Class B Shares would be canceled upon a full redemption of the Common Units. The Reporting Person does not directly own any Class A Shares other than Class A Shares that may be issued upon the redemption of the Common Units and related cancellation of the Class B Shares.

CUSIP No. 13462K109	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CVRV Acquisition II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,873,626
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,873,626
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,873,626
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 13462K109	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 40,707
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 40,707

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,707
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON CO

 Item 1.

(a)	Name of Issuer

Camping World Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

250 Parkway Drive, Suite 270

Lincolnshire, IL 60069

Item 2.

(a)	Name of Person Filing

See Item 2(b) below.

(b)	Address of Principal Business Office or, if none, Residence
(1)	Crestview Partners II GP, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(2)	CVRV Acquisition LLC c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(3)	CVRV Acquisition II LLC c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(4)	Crestview Advisors, L.L.C. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(c)	Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number

13462K109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act 0f 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

Crestview Partners II GP, L.P. is the general partner of each of (i) Crestview Partners II, L.P. and Crestview Partners II (FF), L.P., each of which are members of CVRV Acquisition LLC and (ii) Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P., each of which is a member of CVRV Acquisition II LLC. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Each of Crestview Partners II GP, L.P., Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. may be deemed to have beneficial ownership of the 1,873,626 Class A Shares directly owned by CVRV Acquisition II LLC.

Each of Crestview Partners II GP, L.P., Crestview Partners II, L.P. and Crestview Partners II (FF), L.P. may be deemed to have beneficial ownership of the 6,882,264 Class B Shares and the 6,882,264 Common Units directly owned by CVRV Acquisition LLC. The 6,882,264 Common Units directly owned by CVRV Acquisition LLC may be redeemed for Class A Shares upon the request of CVRV Acquisition LLC on a one-for-one basis. The 6,882,264 Class B Shares directly owned by CVRV Acquisition LLC would be cancelled upon a full redemption of the 6,882,264 Common Units directly owned by CVRV Acquisition LLC for Class A Shares.

Daniel Kilpatrick was and Brian Cassidy is a member of the Issuer's board of directors (each, a “Crestview Director”). Each Crestview Director holds the title of Partner at Crestview, L.L.C. (which is the general partner of Crestview Partners II GP, L.P.) and the title of Partner of Crestview Advisors, L.L.C.

Mr. Cassidy holds restricted stock units (“RSUs”) previously granted under the Issuer's 2016 Incentive Award Plan (the “Plan”) with respect to 6,240 Class A Shares. The RSUs are subject to the terms of the Plan and the applicable award agreement issued thereunder. Mr. Cassidy has assigned all rights, title and interest in the Class A Shares underlying the RSUs to Crestview Advisors, L.L.C.

Crestview Advisors, L.L.C. holds 34,467 Class A Shares that were delivered upon the vesting of RSUs previously granted to Messrs. Cassidy, Kilpatrick and Jeffery Marcus, a former member of the Issuer’s board of directors.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G. The percentages reported herein are based on (i) the 44,780,170 Class A Shares outstanding as of October 27, 2023, as reported in the Issuer’s Form 10-Q filed November 2, 2023, (ii) the 6,882,264 Common Units directly owned by CVRV Acquisition LLC which may be redeemed for Class A Shares upon the request of CVRV Acquisition LLC on a one-for-one basis and (iii) the 6,240 Class A Shares that would be issued upon the vesting and settlement of the RSUs held by Mr. Cassidy.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

 CRESTVIEW PARTNERS II GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CVRV ACQUISITION LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CVRV ACQUISITION II LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW ADVISORS, L.L.C.

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel